SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated March 11, 2004

Biomira Inc.

(Translation of registrant’s name into English)

Edmonton Research Park
2011 – 94 Street, Edmonton, Alberta Canada T6N 1H1

(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑ (for past years)	Form 40-F ☑ (commencing in calendar year 1997)

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

NEWS RELEASE
SIGNATURES

Item	Page

Press Release of the Company dated March 10, 2004 Announcing a Technology Licensing, Development and Commercial Agreement with Prima BioMed Ltd.’s Subsidiary, CancerVac Pty. Ltd., of Australia	3

Signatures	6

NEWS RELEASE
FOR IMMEDIATE RELEASE

PRIMA BIOMED SIGNS LICENSE DEAL WITH INTERNATIONAL CANCER VACCINE COMPANY,
BIOMIRA INC. FOR CANCERVAC PTY LTD TECHNOLOGY

MELBOURNE, AUSTRALIA and EDMONTON, ALBERTA, CANADA – March 10, 2004 – Prima BioMed Ltd (‘Prima’ ASX PRR), subsidiary CancerVac, and Canadian based international cancer immunotherapy company, Biomira Inc. (NASDAQ:BIOM/TSX: BRA), today announced a commercial agreement for the development and commercialization of CancerVac’s most advanced cancer vaccine product candidate.

Biomira will provide CancerVac with access to its licensed exclusive worldwide rights related to a protein called MUC1 in relation to CancerVac’s Mannan-MUC1 fusion protein therapeutic vaccine. The Biomira MUC1 patent portfolio includes certain rights to patents held by Cancer Research Technology Limited of London, UK, which are essential for the development and commercialization of CancerVac’s Mannan-MUC1 fusion protein used for cancer immunotherapy. CancerVac has developed an immunotherapy that utilizes the patient’s own dendritic cells treated ex-vivo to stimulate a cellular immune response following re-injection of the cells into the patient. CancerVac plans to initiate patient recruitment into a Phase IIa trial in patients with metastatic ovarian cancer in the second quarter of 2004.

In partial consideration for the license rights provided by Biomira to CancerVac, Biomira acquired a 10 per cent equity stake in CancerVac, and a seat on the Board of CancerVac.

The agreement provides that Biomira has the sole option of licensing the exclusive worldwide commercialization rights (excluding Australia and New Zealand) to this product candidate following conclusion of the Phase IIa trial in ovarian cancer. Biomira, at its election, may acquire exclusive licensing rights for the worldwide application of the CancerVac technology (excluding Australia and New Zealand) relating to this product candidate or only for the North American region. Such election is to be made by Biomira following Biomira’s review of the Phase IIa clinical trial data. If Biomira proceeds with the worldwide rights it will thereafter generally meet 100 per cent of the ongoing development costs of the technology or 50 per cent of the development costs if it elects to confine its activities to the North American territory. Specific terms of the licensing agreement from CancerVac to Biomira were not disclosed, but could include upfront and milestone payments to CancerVac, potentially totaling AUD$ 20m ($US 15.4m) as well as royalties struck at rates consistent for licensing deals associated with Phase IIa clinical data. In the event Biomira does not elect to exercise its exclusive rights, then the agreement enables CancerVac to develop and commercialize its Mannan-MUC1 fusion protein technology with similar payments to Biomira.

-more-

Marcus Clark, CEO of Prima BioMed commented, “This agreement is a significant commercial milestone for Prima BioMed and CancerVac. Biomira is undoubtedly a world leader in the development of cancer immunotherapy and this agreement is a demonstration of the potential of CancerVac’s approach. I was therefore delighted to be advised that Dr. Alex McPherson, CEO of Biomira, has agreed to take up the Biomira board position on CancerVac.

“It was always Prima’s objective to take CancerVac through Phase II trials and commercialize the technology in Australia. Now, through a series of potential milestones from Biomira, this agreement clears a path for the commercial exploitation of the technology in North America and Europe,” said Mr. Clark. “We have retained marketing rights for Australia and New Zealand as we remain of the opinion we can undertake this operation very efficiently and enjoy the benefits of higher profit margins.”

Alex McPherson, MD, PhD, President and CEO of Biomira added: “CancerVac’s technology clearly complements our existing range of cancer vaccine product candidates. We view the scientific and clinical expertise in CancerVac as first class and expect to gain much information from the combined clinical research efforts. A steering committee will now be established with Biomira and CancerVac on which Biomira will have two of our senior clinical development executives as members. This will provide a great deal of management expertise for the clinical trials and the compilation of information necessary for the regulatory approvals required for North America and Europe.”

“Our enthusiasm for identifying products in oncology that can harness the body’s own immune system against cancer paved the way to this important collaboration. MUC1 is a very important cancer target for immunotherapy and we are looking to maximize clinical exposure in well-controlled clinical trials. We look forward to working together with Prima BioMed to further develop CancerVac’s technology,” concluded Dr. McPherson.

About Prima BioMed Ltd
Based in Melbourne, Prima BioMed (ASX: PRR) is a biotechnology organization with first and last rights over technologies from the Austin Research Institute. Prima BioMed specializes in immunology and cancer immunotherapy and adopts technology development that shows potential for commercial returns within three years.

About Biomira Inc.
Biomira is a biotechnology company specializing in the development of innovative therapeutic approaches to cancer management. Biomira’s commitment to the treatment of cancer currently focuses on the development of vaccines containing synthetic antigens and novel strategies for cancer immunotherapy.

About CancerVac Pty. Ltd.
CancerVac Pty Ltd. CancerVac is a subsidiary of Prima BioMed. The company was formed to develop and commercialize technology licensed from the Austin Research Institute, a medical research institute located in Melbourne Australia. The technology being developed is described as immunotherapy. It combines recombinant proteins expressed on tumor cells and a vaccine adjuvant to trigger recognition of tumor cells by the immune system as foreign. Such recognition in turn leading to attack by immune killer and tumor cell destruction.

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Biomira Company Contacts:

Bill Wickson Public Relations Manager 780-490-2818	Jane Tulloch Director, Investor Relations 780-490-2812

Prima BioMed Company Contacts:

Company Enquiries Media Enquiries	CEO Mr. Marcus Clark Kate Mazoudier	0419 300 768 0403 497 424

This release may contain forward-looking statements. Various factors could cause actual results to differ materially from those projected in forward-looking statements, including those predicting the timing and results of clinical trials, interpretation and implications of such results, availability or adequacy of financing, the sales and marketing of commercial products or the efficacy of products. Although the Company believes that the forward-looking statements contained herein are reasonable, it can give no assurance that the Company’s expectations are correct. All forward-looking statements are expressly qualified in their entirety by this cautionary statement.

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BIOMIRA INC. 2011 – 94 St. Edmonton, AB, Canada T6N 1H1 Tel: (780) 450-3761 Fax: (780) 463-0871
http://www.biomira.com

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIOMIRA INC. (Registrant)

Date: March 11, 2004	By:	/s/ Edward A. Taylor Edward A. Taylor Vice President Finance and Chief Financial Officer